EXHIBIT (a)(1)(iv)

E-MAIL COMMUNICATION TO ELIGIBLE HUMAN GENOME SCIENCES, INC.
OPTIONHOLDERS, DATED JUNE 14, 2004

To:	Eligible Human Genome Sciences, Inc. Optionholders
From:	Susan Bateson McKay, Senior Vice President of Human Resources
Date:	June 14, 2004
Re:	Stock Option Exchange Program

     Attached to this e-mail are the following documents containing details about the stock option exchange program that was approved by the HGSI stockholders on May 20, 2004:

•	Offer to Exchange

•	Election Form (can be printed, signed and sent by hand, interoffice mail, facsimile (301) 517-8830 or regular or overnight mail) (Your individual Stock Option Information Sheet referenced in the Election Form is being sent to you by interoffice mail.)

•	Notice of Withdrawal (can be printed, signed and sent by hand, interoffice mail, facsimile (301) 517-8830 or regular or overnight mail)

•	Form of Rights Letter (if you decide to participate in the stock option exchange program, and if Human Genome Sciences accepts your exchanged options, then you will receive this communication promptly after the expiration of the offer period)

•	E-mail Communication from me dated March 19, 2004

•	E-mail Communication from me dated May 20, 2004

•	E-mail Communication from me dated June 8, 2004

     There will be employee briefings on this program over the next two weeks; if you are eligible to participate, I strongly encourage you to attend a briefing. In addition, we have set up a web page on the HR Intranet, which has links to all of the attached documents, a Questions and Answers document and an Excel tool to assist you in making your decisions.

     Please read the information provided in the attached documents and, as advised in the announcement, carefully consider your decision before accepting or rejecting the offer. If you wish to accept the offer to participate in the stock option exchange program, complete and sign the Election Form and send it to the attention of Dawn Yager, Associate Director of Compensation and Benefits, by hand, by interoffice mail, by facsimile (301) 517-8830, or by regular or overnight mail. If you use regular or overnight mail, send it to Human Resources Department, Human Genome Sciences, Inc., 14200 Shady Grove Road, Rockville, Maryland 20850-7464, Attention: Dawn Yager. The Election Form must be received by the Human Resources Department before 12:00 Midnight, Eastern Time, on July 12, 2004, unless the offer is extended by Human Genome Sciences, in its sole discretion. Your eligible options will not be considered tendered until we receive the Election Form. We will only accept delivery of the signed Election Form by interoffice mail, regular or overnight mail, or facsimile. Delivery by e-mail or other electronic means will NOT be accepted. The method of delivery is at your option and risk. You are responsible for making sure that the Election Form is delivered to the person indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure we receive your Election Form on time.

     If you have any questions after reading the attached materials, visiting the web page and attending a briefing, please send your questions to our internal e-mail address, Option_Exchange@hgsi.com, and a response will be delivered back to you. Periodically these questions will be collected and an updated questions and answers document will be distributed to all employees.

Susan Bateson McKay Senior Vice President of Human Resources